EAT AT JOE’S, LTD
670 White Plains Road, Suite 120
Scarsdale, NY 10583
Telephone: (914) 725-2700
Facsimile: (914) 725-8663

October 7, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: David R. Humphrey, Branch Chief

Re:	Eat at Joe’s, Ltd.
Form 10-K for the year ended December 31, 2009
File NO. 333-20111

Ladies and Gentlemen;

We have received your comments to our Form 10-K for the year ended December 31, 2009 and thank you again for your review to assist and enhance the overall disclosure in our Exchange Act filings.  We supplementally respond to all your comments as follows:

Form 10-K for the year ended December 31, 2009

Item 9A(T).  Controls and Procedures, page 12

1.
We have reviewed the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, to determine whether you provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulations S-K.  While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-K.  Please amend your filing to provide management’s conclusion as to the effectiveness of your internal control over financial reporting.

Response:  We have amended our filing to provide management’s conclusion as to the effectiveness of our internal control over financial reporting.

2.
In addition, please consider whether management’s failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate.

Response:   We have revised our disclosure regarding the effectiveness of our disclosure controls and procedures as of the end of the fiscal year.

With respect to the above comments and responses the undersigned, on behalf of Eat at Joe’s, Ltd. (the “Company”) acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/s/ Joseph Fiore
Joseph Fiore,
C.E.O., C.F.O., Chairman, Secretary, Director